1. Name and Address of Reporting Person
   Fitzpatrick, Thomas J.
   11600 Sallie Mae Drive
   Reston, VA 20193
2. Issuer Name and Ticker or Trading Symbol
   USA Education, Inc. (SLM)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   1/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   President & COO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       01/23/2002 M             200000      A      $60.5000                    D
Common Stock                       01/23/2002 S             -5900       D      $87.2000                    D
Common Stock                       01/23/2002 F             -155104     D      $87.5200                    D
Common Stock                       01/23/2002 S             -6006       D      $87.4000                    D
Common Stock                       01/23/2002 S             -1265       D      $87.5900   240428           D
Phantom Stock Units                12/31/2001 A       V     567.98      A      $0.0000    87553 <F2>       D
                                                                               <F1>

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $60.5    01/15/2001 A      V  20000        <F3>      01/15/2011 Common  200000   $60.5000            D
(Right to buy)                               0                                 Stock
Stock Option   $60.5    01/23/2002 M               20000  <F3>      01/15/2011 Common  200000   $60.5000   0        D
(Right to buy)                                     0                           Stock

Explanation of Responses:

<F1>
The phantom stock units were accrued under the Officers Deferred Compensation Plan on various dates since reporting person's last report at the prevailing market price.
<F2>
Includes shares acquired under the Officer Deferred Compensation Plan. Units are settled in the Company's common stock.
<F3>
These options become exercisable upon the Company's common stock having a closing price on the New York Stock Exchange of $72.60, for five trading days, they also become exercisable on the fifth anniversary of the grant (January 15, 2006).

SIGNATURE OF REPORTING PERSON
/s/ Thomas J. Fitzpatrick

DATE
02/06/2002